# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Coincheck Group N.V., CIK 0001913847
CUSIP: N20967118
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Nieuwezijds Voorburgwal 162, Amsterdam, Netherlands (P7), 1012 SJ
Date of event which requires filing of this statement: 02/28/2026
Filed by CIK 0001346609
Persons authorized to receive notices and communications: Yuko Seimei, Monex Group, Inc., ARK Mori Building 25F 1-12-32, Akasaka, Minato-ku, Tokyo, Japan (M0), 107-6025, 81-3-4323-8698

## Reporting persons
- Monex Group, Inc. (CIK 0001346609): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 136,247,594; shared voting power 0; sole dispositive power 136,247,594; shared dispositive power 0; aggregate amount beneficially owned 136,247,594 (83.16% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Coincheck Group N.V.
Address of issuer's principal executive offices: Nieuwezijds Voorburgwal 162, Amsterdam, Netherlands (P7), 1012 SJ
Comment: This Schedule 13D (the "Schedule 13D") relates to the ordinary shares ("Ordinary Shares") of Coincheck Group N.V. (the "Issuer"). The Reporting Person (as defined below) initially filed a Schedule 13G under Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended. On February 28, 2026, the Reporting Person acquired beneficial ownership of additional Ordinary Shares, which represented more than two percent of the outstanding Ordinary Shares during the prior 12-month period. Therefore, the Reporting Person is no longer eligible to file a Schedule 13G under Rule 13d-1(d) and is now filing this Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Monex Group, Inc., a Japanese corporation (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is ARK Mori Building 25F 1-12-32 Akasaka, Minato-ku, Tokyo 107-6025, Japan.
Present principal occupation or employment: Information regarding each director and executive officer of the Reporting Person is set forth on Schedule I attached hereto as Exhibit 99.1 and is incorporated herein by reference in this Item 2.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person initially acquired 109,097,910 Ordinary Shares in connection with a business combination with Thunder Bridge Capital Partners IV, Inc., among other parties, which was consummated on December 10, 2024, and resulted in the Issuer becoming a publicly traded company on NASDAQ (the "Business Combination").

On January 8, 2026, the Issuer entered into a sale and purchase agreement with the Reporting Person, and other parties (the "Purchase Agreement"), pursuant to which the Issuer agreed to purchase the Reporting Person's 97% beneficial ownership interest in 3iQ Corp., an alternative digital asset manager, for 27,149,684 newly issued Ordinary Shares of the Issuer, valued at $4.00 per ordinary share (the "3iQ transaction"). Pursuant to the terms of the Purchase Agreement, the Reporting Person is entitled to certain registration rights. The 3iQ transaction closed on February 28, 2026.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person intends to review on a continuing basis the investments in the Issuer by the Reporting Person. The Reporting Person may receive information from Issuer from time to time with respect to operational, strategic, financial or governance matters of the Issuer. Oki Matsumoto, the Executive Chairperson of the Issuer, is Chairman of the Board of the Reporting Person. Takashi Oyagi, the Lead Non-Executive Director of the Issuer, is a board member and an executive officer of the Reporting Person. Yo Nakagawa, an Executive Director and the Chief Planning Officer of the Issuer is also an executive of the Reporting Person. Satoshi Hasuo, the Chief Stakeholder Officer of Issuer and the Chairman, Representative Director and Executive Director of Issuer's principal operating subsidiary, is also considered an executive officer of the Reporting Person with respect to the Reporting Person's crypto segment, which consists of the Issuer. By virtue of their positions with the Issuer, in such capacities, the aforementioned persons may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to the agreements described herein, the Reporting Person may seek to sell or otherwise dispose some or all of the Issuer's securities (which may include distributing some or all of such securities to such Reporting Person's respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Subject to the agreements described herein, any transaction that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and the Issuer's prospects, other investment and business opportunities available to such Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Person.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time and from time to time, may review, reconsider and change its position and/or change its purpose with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in the cover page of this Schedule 13D is hereby incorporated by reference into this Item 5. As of the date hereof, the Reporting Person directly holds 136,247,594 Ordinary Shares.

Calculation of the percentage of Ordinary Shares beneficially owned is based on 135,927,122 Ordinary Shares outstanding as of January 6, 2026 as disclosed in the Registration Statement on Form F-3/A filed by the Issuer on January 8, 2026, plus the 27,910,845 Ordinary Shares issued in the 3iQ transaction as described herein (which includes 761,161 Ordinary Shares issued to former minority shareholders of 3iQ Corp.).

The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D and are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of the cover page hereto is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any other person named in Schedule I, has effected any transaction in Ordinary Shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the shareholders of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference into this Item 6.

Additionally, the Reporting Person is party to a Registration Rights Agreement, dated as of December 10, 2024, with the Issuer, Thunder Bridge Capital Partners IV, Inc., and the persons named therein, pursuant to which the Issuer has filed a Registration Statement on Form F-3 (as amended) to register the sale of shares acquired by the Reporting Person in the Business Combination. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

99.1 Schedule I - Executive Officers and Directors of Monex Group, Inc.

99.2 Registration Rights Agreement, dated as of December 10, 2024, by and among Coincheck Group N.V., Thunder Bridge Capital Partners IV, Inc., Monex Group, Inc., and the persons named therein (incorporated by reference to Exhibit 4.14 of Form 20-F filed by the Issuer with the SEC on December 16, 2024)

99.3 Sale and Purchase Agreement, dated January 8, 2026, by and among Monex Group, Inc., certain minority shareholders, 1000745629 Ontario Inc. and Coincheck Group N.V.

## Signatures
- Monex Group, Inc.: /s/ Yuko Seimei, Yuko Seimei, Representative Executive Officer (03/06/2026)